SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 24, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

July 24, 2019

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Six Months Ended June 30, 2019

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the six months ended June 30, 2019.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: August 9, 2019
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.    Consolidated financial results for the first six months of 2019 (from January 1, 2019 to June 30, 2019)

(1)   Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Profit/(Loss) from operating activities		Profit/(Loss) before income taxes		Profit/(Loss) for the period
For the six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2019	110,760	11.5	(21,816)	—	(28,490)	—	(28,029)	—
June 30, 2018	99,361	26.3	10,321	(44.6)	6,634	(60.9)	1,907	(81.9)

	Profit/(Loss) attributable to the shareholders of the Company		Comprehensive income/(loss) for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the six months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
June 30, 2019	(26,619)	—	(31,086)	—		(111.44)		(111.44)
June 30, 2018	2,912	(71.7)	(1,586)	—		12.24		12.11

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
June 30, 2019	541,618	192,539	171,708	31.7
December 31, 2018	486,587	208,514	198,916	40.9

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2018	—	0.00	—	0.00	0.00
For the year ending December 31, 2019	—	0.00
For the year ending December 31, 2019 (Forecast)			—	—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2019: While the Company has decided not to pay interim dividends, it has not yet made a decision regarding its year-end dividends.

3.	Consolidated earnings forecasts for 2019 (from January 1, 2019 to December 31, 2019)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: Yes

From FY 2019, the Group has adopted IFRS 16 Leases, and has revised the estimated useful lives on some of its property and equipment.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of June 30, 2019	240,883,642 shares
As of December 31, 2018	240,524,642 shares

b.	Number of treasury shares at the end of the period

As of June 30, 2019	1,576,987 shares
As of December 31, 2018	1,979,775 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the six months ended June 30, 2019	238,856,268 shares
For the six months ended June 30, 2018	237,816,702 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For purposes of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss and segment information in advance, and other information will be released as soon as it has been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Index:

1. Interim Condensed Consolidated Financial Statements and selected Notes	2
(1) Interim Condensed Consolidated Statement of Financial Position—Unaudited	2
(2) Interim Condensed Consolidated Statement of Profit or Loss—Unaudited	3
(3) Notes to Interim Condensed Consolidated Financial Statements—Unaudited	4
Notes for segment information	4
Notes for going concern assumption	7

1 Interim condensed consolidated financial statements and selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2018	June 30, 2019
Assets
Current assets
Cash and cash equivalents	256,978	226,038
Trade and other receivables	37,644	39,188
Other financial assets, current	15,915	24,022
Contract assets	339	397
Inventories	4,887	3,855
Other current assets	9,751	10,333

Total current assets	325,514	303,833

Non-current assets
Property and equipment	24,726	25,926
Right-of-use assets	—	56,247
Goodwill	17,095	16,976
Other intangible assets	5,298	8,803
Investments in associates and joint ventures	53,921	65,657
Other financial assets, non-current	42,287	44,780
Deferred tax assets	17,107	18,518
Other non-current assets	639	878

Total non-current assets	161,073	237,785

Total assets	486,587	541,618

Liabilities
Current liabilities
Trade and other payables	34,985	42,291
Other financial liabilities, current	36,726	43,590
Accrued expenses	18,405	17,966
Income tax payables	4,855	826
Lease liabilities, current	—	11,044
Contract liabilities	24,637	25,572
Provisions, current	2,581	3,060
Other current liabilities	1,037	1,682

Total current liabilities	123,226	146,031

Non-current liabilities
Corporate bonds	142,132	142,488
Other financial liabilities, non-current	527	518
Lease liabilities, non-current	—	46,620
Deferred tax liabilities	503	726
Provisions, non-current	3,309	4,275
Post-employment benefits	6,943	7,610
Other non-current liabilities	1,433	811

Total non-current liabilities	154,847	203,048

Total liabilities	278,073	349,079

Shareholders’ equity
Share capital	96,064	96,448
Share premium	118,626	118,884
Treasury shares	(8,205)	(6,605)
Accumulated deficit	(5,556)	(32,128)
Accumulated other comprehensive income	(2,013)	(4,891)

Equity attributable to the shareholders of the Company	198,916	171,708

Non-controlling interests	9,598	20,831

Total shareholders’ equity	208,514	192,539

Total liabilities and shareholders’ equity	486,587	541,618

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the six-month period ended June 30,
	2018	2019
Revenues and other operating income:
Revenues	99,361	110,760
Other operating income	11,129	1,404

Total revenues and other operating income	110,490	112,164
Operating expenses:
Payment processing and licensing expenses	(15,143)	(17,170)
Sales commission expenses	(6,950)	(8,624)
Employee compensation expenses	(27,378)	(33,775)
Marketing expenses	(8,587)	(20,608)
Infrastructure and communication expenses	(5,083)	(5,298)
Outsourcing and other service expenses	(14,913)	(20,118)
Depreciation and amortization expenses	(4,949)	(10,570)
Other operating expenses	(17,166)	(17,817)

Total operating expenses	(100,169)	(133,980)

Profit/(loss) from operating activities	10,321	(21,816)
Finance income	195	272
Finance costs	(33)	(942)
Share of loss of associates and joint ventures	(4,219)	(6,676)
Loss on foreign currency transactions, net	(256)	(503)
Other non-operating income	643	1,401
Other non-operating expenses	(17)	(226)

Profit/(loss) before tax from continuing operations	6,634	(28,490)
Income tax (expenses)/benefits	(4,734)	461

Profit/(loss) for the period from continuing operations	1,900	(28,029)
Profit from discontinued operations, net of tax	7	0

Profit/(loss) for the period	1,907	(28,029)

Attributable to:
The shareholders of the Company	2,912	(26,619)
Non-controlling interests	(1,005)	(1,410)

		(In yen )
Earnings per share
Basic profit/(loss) for the period attributable to the shareholders of the Company	12.24	(111.44)
Diluted profit/(loss) for the period attributable to the shareholders of the Company	12.11	(111.44)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	12.21	(111.44)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	12.09	(111.44)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	0.03	0.00
Diluted profit from discontinued operations attributable to the shareholders of the Company	0.02	0.00

(3) Notes to Interim Condensed Consolidated Financial Statements – Unaudited

Notes for segment information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to determine the allocation of resources to each segment and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate adjustment. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

For the six-month period ended June 30, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	87,258	12,103	99,361	—	99,361
Segment profit/(loss)(2)	15,275	(14,048)	1,227	9,094	10,321
Depreciation and amortization expenses	4,114	835	4,949	—	4,949
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	96,355	14,405	110,760	—	110,760
Segment profit/(loss)(2)	16,861	(38,483)	(21,622)	(194)	(21,816)
Depreciation and amortization expenses	6,793	3,777	10,570	—	10,570
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to Loss from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit/(loss) to profit/(loss) before tax from continuing operations is as follows:

For the six-month periods ended June 30, 2018 and June 30, 2019

		(In millions of yen)

	2018	2019
Segment profit/(loss)	10,321	(21,816)
Finance income	195	272
Finance costs	(33)	(942)
Share of loss of associates and joint ventures	(4,219)	(6,676)
Loss on foreign currency transactions, net	(256)	(503)
Other non-operating income	643	1,401
Other non-operating expenses	(17)	(226)

Profit/(loss) for the period before tax from continuing operations	6,634	(28,490)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2018 and 2019 are as follows.

Revenues recognized at one time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

(In millions of yen)

	2018	2019
Core business
Advertising
Display advertising(1)	18,305	22,080
Account advertising(2)	27,467	31,210
Other advertising(3)	6,568	7,239

Sub-total	52,340	60,529

Communication, content, and others
Communication(4)	14,728	14,601
Content(5)	18,573	18,829
Others	1,617	2,396

Subtotal	34,918	35,826

Core business total	87,258	96,355

Strategic business
Friends(6)	7,482	9,137
Others(7)	4,621	5,268

Strategic business total	12,103	14,405

Total	99,361	110,760

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor blog, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes for going concern assumption

Not applicable.